# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cheer Holding, Inc., CIK 0001738758
CUSIP: G39973139
Title of class of securities: Class A Ordinary Shares, par value $0.15 per share
Address of issuer's principal executive offices: 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING, NO. 8 TUOFANGYING SOUTH RD, JIUXIANQIAO, CHAOYANG DISTRICT, BEIJING, China (F4), 100016
Date of event which requires filing of this statement: 09/22/2026
Filed by CIK 0002152799
Persons authorized to receive notices and communications: Lim Kien Leong, Rm4, 16/F, Ho King Comm Ctr, 2-16 Fayuen St, Mongkok Kowloon, Hong Kong (K3), 999077, 6596582208

## Reporting persons
- Lioness Ltd (CIK 0002152799): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (100% of the class)
  Comment: Comment for Type of Reporting Person: Rows 8, 10 and 11 reflect Lioness Limited's beneficial ownership of all 500,000 issued and outstanding Class B ordinary shares of the Issuer. Each Class B ordinary share carries 100 votes, so the 500,000 Class B ordinary shares represent 50,000,000 votes. The Class A and Class B ordinary shares vote together as a single class. Based on 1,845,453 Class A ordinary shares and 500,000 Class B ordinary shares issued and outstanding as of September 16, 2026, the Class B ordinary shares represent approximately 96.44% of the Issuer's aggregate voting power. Row 13 reflects 100.0% ownership of the Class B ordinary share class.
- Lim Kien Leong: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (100% of the class)
  Comment: Comment for Type of Reporting Person: Rows 8, 10 and 11 reflect 500,000 Class B ordinary shares beneficially owned indirectly through Lioness Limited. Lim Kien Leong, as Lioness Limited's sole shareholder and controlling person, may be deemed to share voting and dispositive power over the securities held by Lioness Limited. Each Class B ordinary share carries 100 votes, so the 500,000 Class B ordinary shares represent 50,000,000 votes. Based on 1,845,453 Class A ordinary shares and 500,000 Class B ordinary shares issued and outstanding as of September 16, 2026, the Class B ordinary shares represent approximately 96.44% of the Issuer's aggregate voting power. Row 13 reflects 100.0% ownership of the Class B ordinary share class.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.15 per share
Name of issuer: Cheer Holding, Inc.
Address of issuer's principal executive offices: 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING, NO. 8 TUOFANGYING SOUTH RD, JIUXIANQIAO, CHAOYANG DISTRICT, BEIJING, China (F4), 100016
Comment: The Issuer's Class A ordinary shares, par value US$0.15 per share (the "Class A Shares"), are listed on The Nasdaq Capital Market under the symbol "CHR" and bear CUSIP number G39973139. The Class B Shares are not publicly traded and do not have a separate CUSIP number. The Class A Shares and Class B Shares vote together as one class on matters submitted to shareholders, with each Class A Share entitled to one vote and each Class B Share entitled to 100 votes. The Class B Shares are not convertible into Class A Shares and may be redeemed by the Issuer at par value at the option of the holder.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by (i) Lioness Limited, a company incorporated with limited liability under the laws of Hong Kong ("Lioness"), and (ii) Lim Kien Leong, a citizen of Singapore (collectively, the "Reporting Persons").
Residence or business address: The principal business and registered address of Lioness is Rm4, 16/F, Ho King Comm Ctr, 2-16 Fayuen St, Mongkok, Kowloon, Hong Kong. The business address of Mr. Lim is 464A Clementi Ave 1, #35-38, Singapore 121464.
Present principal occupation or employment: Lioness is principally engaged in investment activities. Mr. Lim is the sole shareholder, owning 100% of Lioness's outstanding shares, and the controlling person of Lioness and, in that capacity, may be deemed to share voting and dispositive power over securities held by Lioness.
Criminal convictions in the last five years: During the last five years, neither Reporting Person nor Mr. Lim has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person nor Mr. Lim has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order of the type described in Item 2(e) of Schedule 13D.
Citizenship: Lioness is organized under the laws of Hong Kong. Mr. Lim is a citizen of Singapore.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to the Share Purchase Agreement, dated as of September 16, 2026 (the "Purchase Agreement"), by and between Lioness and Bing Zhang (the "Seller"), Lioness purchased from the Seller all 500,000 Class B Shares, constituting all issued and outstanding Class B Shares, for aggregate consideration of US$500.00. The Class B Shares were transferred to Lioness on September 22, 2026.

The funds used by Lioness to pay the US$500.00 purchase price were derived from its working capital. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities covered by this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Class B Shares for investment purposes and to obtain voting control of the Issuer. On September 16, 2026, pursuant to the Purchase Agreement, Lioness purchased from the Seller all 500,000 Class B Shares, constituting all issued and outstanding Class B Shares, for aggregate consideration of US$500.00. The Class B Shares were transferred to Lioness on September 22, 2026.

Voting rights and class terms. Under the Issuer's memorandum and articles of association, the Class A Shares and Class B Shares vote together as one class on resolutions submitted to shareholders. Each Class A Share is entitled to one vote, and each Class B Share is entitled to 100 votes. The Class B Shares are not convertible into Class A Shares and may be redeemed by the Issuer at par value at the option of the holder.

Voting control. Based on 1,845,453 Class A Shares and 500,000 Class B Shares issued and outstanding as of September 16, 2026, the Class B Shares represent 50,000,000 votes and approximately 96.44% of the aggregate voting power of the Issuer's issued and outstanding share capital. Accordingly, the Reporting Persons may be deemed to control the shareholder vote of the Issuer.

Management and governance. The Purchase Agreement does not provide for any change to the Issuer's board of directors or management. Following the sale, the Seller continues to serve as the Issuer's Chairman of the Board of Directors, Chief Executive Officer and interim Chief Financial Officer.

Investor intentions. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with the Issuer's management, board of directors, shareholders and other persons concerning the Issuer's business, operations, governance, capitalization, strategic direction and other matters. Depending on various factors, the Reporting Persons may acquire additional securities, dispose of securities, exercise voting or other rights, propose or support changes to the board, management, governance, capitalization, business or strategic direction of the Issuer, or take any other action described in clauses (a) through (j) of Item 4 of Schedule 13D. Except as described in this Schedule 13D, the Reporting Persons do not currently have any specific plan or proposal that relates to or would result in any of those actions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Lioness directly beneficially owns 500,000 Class B Shares, representing 100.0% of the issued and outstanding Class B Shares. Mr. Lim, as Lioness's sole shareholder and controlling person, may be deemed to beneficially own indirectly the 500,000 Class B Shares held by Lioness. Accordingly, each Reporting Person may be deemed to beneficially own 500,000 Class B Shares, representing 100.0% of the issued and outstanding Class B Shares. Each Class B Share is entitled to 100 votes. Based on 1,845,453 Class A Shares and 500,000 Class B Shares issued and outstanding as of September 16, 2026, the Class B Shares represent 50,000,000 votes and approximately 96.44% of the Issuer's aggregate voting power. The Class B Shares are not convertible into Class A Shares and may be redeemed by the Issuer at par value at the option of the holder.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page set forth the number of Class B Shares as to which such Reporting Person has sole or shared voting or dispositive power and are incorporated herein by reference. For each Reporting Person: sole voting power, 0; shared voting power, 500,000 Class B Shares; sole dispositive power, 0; and shared dispositive power, 500,000 Class B Shares. The 500,000 Class B Shares carry an aggregate of 50,000,000 votes.
Transactions in the class effected during the past sixty days: On September 22, 2026, Lioness acquired 500,000 Class B Shares from Bing Zhang in a privately negotiated transaction for aggregate consideration of US$500.00, or US$0.001 per Class B Share. Except for that acquisition, the Reporting Persons have not effected any transaction in the Issuer's securities during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Purchase Agreement. On September 16, 2026, the Seller and Lioness entered into the Purchase Agreement, pursuant to which Lioness purchased all 500,000 Class B Shares for aggregate consideration of US$500.00. The purchase and sale closed on September 16, 2026, with Lioness delivering the purchase price against delivery of an executed Purchase Agreement and stock power. The Purchase Agreement contains customary representations, warranties and transfer restrictions, including provisions relating to Regulation S under the Securities Act. It does not provide for deferred or contingent consideration, refund rights or changes to the Issuer's board of directors or management.

Class rights. The voting, conversion and redemption rights of the Class B Shares summarized in Items 1, 4 and 5 arise under the Issuer's memorandum and articles of association and not under the Purchase Agreement.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference. Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between any Reporting Person and any other person, with respect to any securities of the Issuer, including transfer or voting arrangements, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Share Purchase Agreement, dated as of September 16, 2026, by and between Bing Zhang and Lioness Limited.

Exhibit 99.2 - Joint Filing Agreement, dated as of September 23, 2026, by and between ALioness Limited and Lim Kien Leong.

## Signatures
- Lioness Ltd: /s/ Lishi Zhong, Lishi Zhong (09/23/2026)
- Lim Kien Leong: /s/ Lim Kien Leong, Lim Kien Leong (09/23/2026)